SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003
ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	S&B Contact:	Agency Contacts:
Galit Mendelson	Petra Eichler	Paul Holm and Matthew Karsh
Director of Corporate	Secretary Marketing	PortfolioPR
Communication	Fare Collection Division	212 736 9224
212 531 3247	Eichler.petra@scheidt-bachmann.de	mkarsh@portfoliopr.com
galit@otiglobal.com		pholm@portfoliopr.com

OTI AND SCHEIDT & BACHMANN GMBH FORM STRATEGIC ALLIANCE TO
PROVIDE LEADING-EDGE CONTACTLESS PAYMENT SOLUTIONS

Cupertino, CA & Moenchengladbach, Germany - September 15, 2003 - On Track Innovations Ltd (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions and Scheidt & Bachmann GmbH, a private German company that is one of the world’s leading providers of management systems for car parking ticketing, mass transit, railway protection and petrol stations, today jointly announced their strategic cooperation agreement that will focus on Scheidt & Bachmann providing mass transit ticketing solutions using OTI’s contactless products for electronic payment solutions.

Scheidt & Bachmann GmbH is an innovative systems house with trusted tradition, that develops, produces and distributes complete management systems for gasoline stations, mass transit ticketing, car parking and leisure centers and railway protection. OTI’s solution is a perfect fit for Scheidt & Bachmann, giving it the ability to support the ISO 14443 industry standard for contactless smart cards and readers, as well as enabling it to take advantage of OTI’s product capability for use in loyalty programs and tiered fare structures with a high level of security and transaction speed.

While the agreement encompasses a wide variety of projects, the first joint effort is targeting automated fare collection programs. Scheidt & Bachmann will act as the system integrator, with OTI supplying readers and software for Scheidt & Bachmann’s front-end solutions. OTI’s solution is based, in part, on its proprietary leading-edge solutions for electronic payment transactions like quick serve restaurants, drive-thrus, loyalty programs and gas stations where speed and security are essential.

Oded Bashan, President & CEO of OTI, commented, “We are very proud to be entering into an alliance agreement with Scheidt & Bachmann, one of the leading firms in every field they have entered. They bring tremendous experience, expertise and advanced technological systems, as well as a multitude of working relationships worldwide. We will continue to make in-roads in the micro-payment arena where our solutions and technology are second to none. As peers in the transit and parking payment industries, our partnership is a natural fit.”

Dr. Norbert Miller, General Manager of Scheidt & Bachmann commented, “Scheidt & Bachmann works with core competency on major and difficult international projects for the most prestigious organizations of the world. Our goals are very ambitious. We place a lot of expectations in the cooperation with OTI in order to underline and extend our market leadership as an innovative systems house.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com

About Scheidt & Bachmann
Scheidt & Bachmann is a family-run company since its foundation in 1872. Today the company is still managed by the founding family in the fourth and fifth generations. More than 1000 employees work around the world. While the headquarters is in Mönchengladbach, Germany, subsidiaries and offices are established throughout Europe, the Americas, Asia and Africa. In the US, a big manufacturing place is located in Burlington, Massachusetts. Innovative system solutions for products and production are the foundation for Scheidt & Bachmann’s success. The four divisions, acting more or less independently develop, produce and market systems for car park and leisure centre installations, protection of railway crossings, ticket vending technology and petrol stations. Scheidt & Bachmann is constantly following up on strong points and is systematically initiating innovative processes. This is also one reason why Scheidt & Bachmann is counted as market leaders with all its product divisions – in Europe and worldwide. For more information visit: www.Scheidt-Bachmann.de.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com